ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group
INVESTMENT COMPANY BLANKET BOND
RIDER NO. 5

INSURED	BOND NUMBER

Growth Capital Portfolios, LLC	09986109B

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

June 1, 2010	July 1, 2009 to July 1, 2010	/s/ Joseph R. Costello

In consideration of the premium charged for this Bond, it is hereby understood and agreed that with respect to:
     See Rider No. 1
only, the Limit of Liability for the following Insuring Agreements is hereby amended, effective June 1, 2010, to be:

		Limit of
		Liability
Insuring Agreement A-	FIDELITY	$1,000,000
Insuring Agreement C-	ON PREMISES	$1,000,000
Insuring Agreement D-	IN TRANSIT	$1,000,000
Insuring Agreement E-	FORGERY OR ALTERATION	$1,000,000
Insuring Agreement F-	SECURITIES	$1,000,000
Insuring Agreement G-	COUNTERFEIT CURRENCY	$1,000,000
Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.
RN4.1-02 (10/08)

GROWTH CAPITAL MASTER PORTFOLIO, LLC; GROWTH CAPITAL
PORTFOLIO, LLC; AND GROWTH CAPITAL TEI PORTFOLIO, LLC
(collectively, the “Portfolios”)
The following are the resolutions unanimously adopted by the members of the Board of Directors of the Portfolios (including those who are not “interested persons” of the Portfolios as defined in the 1940 Act) at a meeting held on the 21st day of May 2010:
Resolved, that the form and amount of the joint fidelity bond discussed at this meeting (“Fidelity Bond”) be, and it hereby is, approved on behalf of each of the Portfolios, after consideration of all factors deemed relevant by the Board, including, but not limited to, the expected value of the assets of each Portfolio, the type and terms of the arrangements made for the custody and safekeeping of assets of each Portfolio, and the nature of the securities in the Portfolio’s portfolio; and be it
Further Resolved, that the filing of an application or other document to secure the continuation af the Fidelity Bond, as discussed at this Board meeting be, and it hereby is, authorized and approved in all respects; and be it
Further Resolved, that the Board hereby approves the payment by each Portfolio of the premium for coverage under the Fidelity Bond, in the amount described at this meeting, having considered all relevant factors, including, but not limited to, the number of other parties named as insureds under the Fidelity Bond, the nature of the business activities of such other parties, the amount and premium of the Fidelity Bond, the ratable allocation of the premium among all parties named as insureds, and the extent to which the share of the premium allocated to the Portfolio is less than the premium the Portfolio would have had to pay if it had provided and maintained a single insured bond; and be it
Further Resolved, that the appropriate officers of the Portfolios each are hereby authorized to renew and, as needed, amend or revise the Fidelity Bond on behalf of the Portfolios in order to carry out the resolutions above; and be it
Further Resolved, that the appropriate officers of the Portfolios each are hereby authorized and directed to (i) cause each Portfolio to pay its ratable allocation of the annual premium payable with respect to the Fidelity Bond and to (ii) continue, on behalf of each Portfolio, an agreement (required by Rule 17g-1(f) under the 1940 Act) reflecting the provisions of the Fidelity Bond and relating to the sharing of premiums and division of proceeds in the event of a joint fidelity loss; and be it
Further Resolved, that the appropriate officers of the Portfolios each are hereby authorized to make filings with the SEC, in consultation with the Portfolios’ legal counsel, and to give notices as may be required, from time to time, pursuant to Rule 17g-1(g) and Rule 17g-1(h) under the 1940 Act; and be it
Further Resolved, that the appropriate officers of the Portfolios each are hereby authorized and directed to amend the Fidelity Bond, in consultation with the Portfolios’ legal counsel, and to execute such other documents as he or she may deem necessary or appropriate to affect the intent of the foregoing resolutions.

JOINT FIDELITY BOND AGREEMENT
This Agreement is made as of May 21, 2010 by and among Growth Capital Portfolio, LLC, a Delaware limited liability company, Growth Capital TEI Portfolio, LLC, a Delaware limited liability company and Growth Capital Master Portfolio, LLC, a Delaware limited liability company (“Portfolios”).
     WHEREAS, each Portfolio is a closed-end, management investment company registered under the Investment Company Act of 1940, as amended (“1940 Act”); and
     WHEREAS, each Portfolio must purchase a bond as required by the 1940 Act and Rule 17g-1 thereunder, under which each Portfolio is a named insured; and Rule 17g-1 requires that the named insureds under such a bond enter into an agreement with respect to certain matters;
     NOW THEREFORE, in consideration of the premises and the terms and provisions hereinafter set forth, the parties hereto agree as follows:
     1. Description of Bond. ICI Mutual Insurance Company, a reputable fidelity insurance company, has issued a joint fidelity bond in an amount approved by the Board of Directors of the Portfolios and separately by a majority of the Directors who are not “interested persons” of such Portfolios, which designates each of the Portfolios as named insureds (“Bond”), with such Bond to be amended and/or adjusted from time to time.
     2. Minimum Recovery. In the event recovery is received under the Bond as a result of loss sustained by the Portfolios, each Portfolio shall receive an equitable and proportionate share of the recovery, which shall be at least equal to the amount that each portfolio would have received had it provide and maintained a single insured bond with the minimum coverage required by Rule 17g-1(d)(1).
     3. Addition of Certain Other Registered Management Investment Companies. The Portfolios consent to having any other registered management investment company for which GenSpring Family Offices, LLC serves as manager or investment adviser become a party to this Agreement.
     4. Term. The term of this Agreement shall commence on the date hereof and shall end upon the termination or cancellation of the Bond.
IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed on the date first written above.

Growth Capital Portfolio, LLC		Growth Capital TEI Portfolio LLC

By:	/s/ Ginny R. Neal	By:	/s/ Ginny R. Neal

Growth Capital Master Portfolio, LLC

By:	/s/ Ginny R. Neal